PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE August 29, 2011

FEDERAL GOVERNMENT PROVIDES $3 MILLION FUNDING TO ASSIST IN TRAINING ABORIGINAL EMPLOYEES AT CANADIAN ZINC’S PRAIRIE CREEK MINE

Yellowknife, Northwest Territories, August 29th, 2011 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to report that Human Resource and Skills Development Canada (“HRSDC”), a federal department of the Government of Canada has approved a commitment of more than $3 million dollars over a 3-year period to fund “More Than a Silver Lining”, a program to provide Aboriginal participants with training-to-employment opportunities in a variety of mining-related occupations at the Prairie Creek Mine.

John Kearney, Chairman, President and CEO of Canadian Zinc Corporation and the President of the Northwest Territories and Nunavut Chamber of Mines stated, “Canadian Zinc is very pleased to partner with the Government of Canada (HRSDC), the Aboriginal Skills and Employment Partnership, and the Mine Training Society in this program to help train our aboriginal neighbours for future employment in the mining industry, and specifically in our Prairie Creek, zinc/silver/lead mine, in the Northwest Territories.”

The program will be administered by the Mining Training Society in partnership with Canadian Zinc. Mining Training Society is funded by the Government of Canada through the Aboriginal Skills and Employment Partnership program administered by HRSDC. The mandate of the Mine Training Society is to screen, select, train and place northerners in mining jobs and to build a legacy of education and awareness about the employee and skill needs of the mining industry, in co-operation with the communities and education system of the Northwest Territories.

“In many ways, opportunity begins with giving people the right tools to succeed,” said Kelly Arychuk, Chair of the Mine Training Society. “Our mission is to help people find not just a means to an end, but a career that often changes their lives.”

In addition to the funding from the Government of Canada, the program will receive from Canadian Zinc, the Government of the Northwest Territories the communities of Nahanni Butte, Fort Simpson, Fort Liard, Trout Lake and Jean Marie River an additional $1.0 million.

This program, which is now underway, will train applicants in disciplines such as Mine Administration, Underground Mining, Heavy Equipment Operations, Environmental Monitoring, Medical First Responder, Camp Cook, Safety Training, and Class 5 Training. MTS will assess 300 Aboriginal applicants for employment suitability of which, 255 will be invited to participate in the program. Ultimately 70 individuals will secure employment at the Prairie Creek Mine, when in operations, and the partner communities will provide an additional 10 jobs for graduates in administration or heavy equipment operation.

With the Prairie Creek Project moving closer to completing its Environmental Assessment it is timely to prepare the local residents for the career opportunities associated with an operating Prairie Creek Mine. The Mine Training Society has already set the project in motion, searching for a Job Coach, to be based in Fort Simpson, working closely with the Prairie Creek Mine operators to support recruitment, training and placement of applicants from all five communities

“Maximizing aboriginal employment opportunities for the members of our local communities is a fundamental objective for the successful development and operation of the Prairie Creek Mine. We are convinced that this ground breaking “training-to-employment” program will enable local aboriginals develop the skills to take advantage of a variety of long-term jobs, occupations and careers at the Company’s Prairie Creek Mine and generally in the minerals industry in the Northwest Territories” added Mr. Kearney.

Prairie Creek Project Background

The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The mineral resource at the Prairie Creek Property comprises total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161 grams silver per tonne and a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne. [Technical Report October 2007, Minefill Services Inc Dr. David Stone and Stephen Godden, Qualified Independent Persons, in compliance with NI 43-101].

Since acquiring the property in the 1990s, Canadian Zinc has invested over $45 million, quadrupling the known mineral resource and moving the project through five environmental assessments of various development stages and obtaining numerous exploration and development permits and licences.

In addition, Canadian Zinc has signed important Impact and Benefits Agreements with each of Nahanni Butte Dene Band and Liidlii Kue First Nation (Fort Simpson), both part of the Dehcho First Nations.

In August 2011 Canadian Zinc Signed a Socio-Economic Agreement with the Government of the Northwest Territories. The Prairie Creek Mine will provide significant economic opportunities for the entire Dehcho Region and the Northwest Territories.  When in operation, it is expected that the Prairie Creek Mine will provide about 220 full-time jobs. Canadian Zinc has targeted minimum employment levels of 15%-25% Aboriginal First Nations and has undertaken to maximize business opportunities for regional First Nations communities.

The planned development and operation of the Prairie Creek Mine is currently undergoing Environmental Assessment by the Mackenzie Valley Environmental Impact Review Board. The Company’s environmental assessment report demonstrates that the Prairie Creek Mine can be successfully operated, and eventually closed, with minimal impacts on the environment. The assessment indicates that operation of the Mine will not have any significant impacts on fish or aquatic life and will not have any significant adverse effect on the ecological integrity of Nahanni National Park Reserve.

About the Mine Training Society

The Mine Training Society (MTS) is a unique partnership comprised of mining company, community, Aboriginal, and GNWT representatives. The role of MTS is to support Aboriginal people and northerners in finding long-term employment in the mining sector.

MTS screens, selects, trains and places northerners in mining jobs. It draws on the resources of the Department of Education, Culture and Employment and Aurora College, the occupational requirements identified by mining companies and the leadership of many NWT communities. Since its inception in 2004, MTS has trained more than 1000 northerners for jobs in the mining industry.

Mine Training Society Funding

MTS relies primarily on funding from the Government of Canada’s Aboriginal Skills and Employment Partnership (ASEP) and its mine members: Diavik Diamond Mine Inc, BHP Billiton, and De Beers Canada.

From 2004-2011 ASEP has committed $23 million for MTS training programs and initiatives. Industry partners usually match ASEP contributions. Other funding sources since 2004 include Indian and Northern Affairs Canada ($5.5 million) and the GNWT ($2.4 million).

About the Aboriginal Skills and Employment Partnership

ASEP is a nationally managed, opportunity-driven, and project-based program that promotes increased participation of Aboriginal people in major economic developments. It achieves this through a collaborative approach of Aboriginal, private sector, and provincial/territorial partnerships. The program supports multi-year training strategies developed by Aboriginal organizations and industry employers, leading to long-term skilled jobs for Aboriginal people in existing and emerging economic opportunities.

As announced in Canada’s Economic Action Plan, the Government is investing an additional $100 million over three years in ASEP to help Aboriginal people participate in the work force and get the training they need to make the most of employment opportunities. By creating partnerships, the Government of Canada is taking action to ensure that Canada’s work force is the best educated, most skilled, and most flexible in the world.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website: www.canadianzinc.com